April 26, 2005



via facsimile and U.S. mail

Mr. Michael O. Aldridge
Senior Vice President and Chief Financial Officer
Petroquest Energy, Inc.
400 E. Kaliste Saloom Road, Suite 6000
Lafayette, LA 70508


	Re:	Petroquest Energy, Inc.
		10-K for the fiscal year ended December 31, 2004
		File No. 000-19020


Dear Mr. Aldridge:

      We have reviewed the above filing and have the following accounting and engineering comments. Our review has been limited to
the areas identified below.   Please provide us a response to the
comments below and include appropriate disclosure in future filings.
If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.









10-K for the fiscal year ended December 31, 2004

Management`s Discussion and Analysis of Financial Condition and
Results of Operations, page 18

	Results of Operations, page 21

1. We note your discussion provides limited insight into the underlying reasons for variances and guidance on whether or not the results of operations are indicative of expected results. The objective should be to provide information about the quality and potential variability of future earnings and cash flow, so readers can ascertain the likelihood that past performance is indicative of future performance. For example, in your discussion of production volumes, you state that production volumes on a Mcfe basis increased
47% from 2003 to 2004. There does not appear to be sufficient discussion in the document as to whether the reader should expect similar increases in future periods. In future filings, revise your results of operations discussion where appropriate. Please refer to
FRC Section 501.12 for further guidance.

Please include within your response, example disclosure you anticipate including in future filings to address the items above.

Controls and Procedures, page 26

	Evaluation of Disclosure Controls and Procedures, page 26

2. We note in your disclosure that "the Chief Executive Officer and
Chief Financial Officer concluded that our disclosure controls and procedures are effective, in all material respects, with respect to the recording, processing, summarizing and reporting, within the time periods specified in the Securities and Exchange Commission`s rules and forms, of information required to be disclosed by us in the reports that we file or submit under the Exchange Act." In future filings, revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e) for further guidance.

3. We note your statement that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective "in all material respects." The addition of the language "in all material respects" appears to qualify the conclusions reached by the chief executive officer and chief financial officer regarding the company`s disclosure controls and procedures, and is therefore not appropriate. In future filings, please revise your disclosure to state, in clear and unqualified language, the conclusions reached by your chief executive officer and your chief financial officer on the effectiveness of your disclosure controls and procedures. Please also supplementally confirm, if true, that the chief executive officer and chief financial officer have concluded that the company`s disclosure controls and procedures are effective.

4. We note your disclosure that "There have been no significant changes in internal control over financial reporting..." Please note that Item 308 of Regulation S-K requires any change in internal control over financial reporting be disclosed. In future filings please revise your statement as necessary.

Financial Statements, page F-1

      Note 1 - Organization and Summary of Significant Accounting
Policies, page F-7

		Derivative Instruments, page F-9

5. We note your disclosure states that you recognized derivatives expense in the respective years as a result of "the settlement of ineffective derivative contracts that expired in 2004." This seems inconsistent with your discussion in MD&A where you state the derivatives expense recorded in 2003 "was the result of a gas derivative instrument and an interest rate swap that did not qualify
for hedge accounting treatment."    It is unclear from the
disclosure
if the expenses are the result of ongoing hedges ineffectiveness, or they are the result of hedges that no longer qualified for cash flow hedge accounting. Please clarify for us and in future filings why the amounts were incurred.

6. We were unable to locate the amount of hedge ineffectiveness you incurred for the periods presented, or a discussion of where such amounts are recorded in the financial statements. Please note that
SFAS 133 45 b (1) requires such information to be disclosed for every reporting period which a complete set of financial statements is presented. Please include this information in future filings, or explain to us where such information is located in the document.

7. The estimated amount of unrealized gains or losses expected to be reclassified into earnings within the next 12 months does not appear to be disclosed in the document. Please include this information in future filings, or explain to us where such information is located in the document. See SFAS 133 45 b (2) for further guidance.

8. Please explain to us what consideration you have given to disclosing in the footnotes and MD&A within Critical Accounting Policies, the specific methodology you use to test hedge effectiveness for your cash flow hedges as well as how often those tests are performed. We consider such information to be important in providing transparency and relevance to financial statement readers.
See additional discussion regarding this matter in the most recent Current Accounting and Disclosure Issues in the Division of Corporation Finance included on our website at: http://www.sec.gov/divisions/ corpfin/acctdis030405.htm.

Petroleum Engineering Comments

10-K for the fiscal year ended December 31, 2004

Business, page 1

	2004 Operational Overview, page 2

9. You state that 68% of your reserves are proved developed reserves.
To the extent that a material amount of these reserves are non-producing it should be disclosed in future filings.

		Gulf Coast Basin, page 2

10. For the Ship Shoal 72 Field you state that this field contributed
40% of your total production. In future filings please expand your disclosure to include all of the requirements of Item 102 of Regulation S-K such as reserves, development and the nature of your interest for this field and other fields that are significant to your operations.

Oil and Gas Reserve Information - Unaudited, page F-17

11. You state that there are numerous uncertainties in estimating quantities of proved reserves. The definition of proved reserves in
Rule 4-10(a) of Regulation S-X requires that you be reasonably
certain of producing the reserves you state to be proved.   In
future
filings, indicate that proved reserves constitute quantities that you are reasonably certain of recovering in future years. If you are not reasonably certain that you will be able to produce the reserves that you have disclosed as proved, please revise your document to only include those reserves which meet the definition of proved reserves.

12. In 2004 you increased your reserves by a total of 37% by discoveries and extensions and purchase of proved properties. However, we could find little disclosure about these reserve increases. Supplementally, please provide us with the justification for these material increases in reserves. In future filings expand your disclosure to include information about significant additions of reserves.

Closing Comments

      As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your responses to our comments and provide any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to the company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made. In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filings;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filings or in response to our comments on your filings.

      Direct questions regarding accounting issues and related disclosures to Mark A. Wojciechowski, at (202) 942-1928 or, in his absence, to Jenifer Gallagher, at (202) 942-1923, and engineering issues and related disclosures to James Murphy, Petroleum
Engineer,
at (202) 942-2939. Direct questions relating to all other disclosure issues to the undersigned at (202) 942-1870. Direct all correspondence to the following ZIP code: 20549-0405.



							Sincerely,



							H. Roger Schwall
							Assistant Director
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Mr. Michael O. Aldridge
Petroquest Energy, Inc.
April 26, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0405

         DIVISION OF
CORPORATION FINANCE